Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the Second Quarter and the First Half Year Ended December 31, 2020

First Half of Fiscal Year 2021 Financial Highlights

•	Total revenues were $324.8 million, an increase of 10.7% compared to the comparable prior year period.

•	Non-GAAP gross margin was at 36.1%, compared to 36.9% for the comparable prior year period.

•	Non-GAAP net income attributable to Hollysys was $53.0 million, a decrease of 17.1% compared to the comparable prior year period.

•	Non-GAAP diluted EPS was $0.87, a decrease of 17.9% compared to the comparable prior year period.

•	Net cash provided by operating activities was $55.0 million for the current period.

•	DSO of 163 days, compared to 168 days for the comparable prior year period.

•	Inventory turnover days of 41 days, compared to 42 days for the comparable prior year period.

Second Quarter of Fiscal Year 2021 Financial Highlights

•	Total revenues were $195.3 million, an increase of 14.8% compared to the comparable prior year period.

•	Non-GAAP gross margin was at 37.7%, compared to 36.3% for the comparable prior year period.

•	Non-GAAP net income attributable to Hollysys was $32.2 million, a decrease of 5.7% compared to the comparable prior year period.

•	Non-GAAP diluted EPS were at $0.53, a decrease of 5.4% compared to the comparable prior year period.

•	Net cash provided by operating activities was $33.4 million for the current quarter.

•	DSO of 142 days, compared to 137 days for the comparable prior year period.

Hollysys Automation Technologies Ltd March 4, 2021	Page 2

•	Inventory turnover days of 40 days, compared to 39 days for the comparable prior year period.

Beijing, China – March 4, 2021 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the second quarter and first half of fiscal year 2021 ended December 31, 2020 (see attached tables). The management of Hollysys, stated:

The Industrial Automation (“IA”) business finished the second quarter with revenue and new contracts at $92.9 million and $71.4 million, achieving 34.1% and 2.7% YOY growth, respectively. For the first half of the fiscal year, IA revenue and contract grew 30.5% and 18.1% YOY, respectively.

•	In power sector, we maintained our market position. Highlights of the quarter include:

•

Won a bid for 1*600MW power units DCS replacement project, and the bid for 2*600MW power units DCS replacement project for two high profile clients. Both clients are switching from an overseas solution to a domestic solution for these two projects, and we expect these recent wins to be indications of further cooperation of this kind in the future.

•

In chemical and petro-chemical sector, we continued penetrating into different verticals by winning key projects and solid execution. In addition, we are building our extensive capacity through our R&D efforts and collaboration with external parties along the value chain. With our consistent high-quality project delivery, we are recognized as a market leader by our clients and continued to enhance our reputation within the industry.

Sector highlights of the past quarter include:

•

Launching our new versatile I/O solution, specifically designed for clients in the chemical and petro-chemical sector with sizable production sites. Our solution aims to optimize the signal transmission section of the entire control solution in the field, and will lead to increased transmission reliability, as well as a substantial reduction in cable consumption and the space required for equipment cabinet layout. Petro-chemical clients will gain increased delivery efficiency and benefit from reduced project costs. We expect our solution to drive further penetration in the sector.

Hollysys Automation Technologies Ltd March 4, 2021	Page 3

•

Won the bid for DCS+ESD (emergency shutdown device) solution for a gas field platform project. The largest platform project for the Company to date in terms of contract value and SIS control points, demonstrating meaningful progress for Hollysys in this vertical.

•

Signed a comprehensive control solution contract with a client on its phenolic resin project. The contract covers both basic and advanced control solutions and the first time the Company has applied its solution to this specific chemical process, marking another breakthrough for the Company in the fine chemical vertical.

•

Successfully delivered our DCS+GDS+SIS solution for a client on its oil refining capacity expansion project. The client’s production capacity is expected to increase to 10 million tons/year level and it is the first time this client has adopted a domestic control solution for an oil refining project with this level of production capacity.

•

Successfully delivered an APC solution for a client on its organosilicone project. The value provided by our solution was greatly appreciated by the client. Our client has seen distinct improvement in terms of increase in the equipment self-control level, decrease in input consumption (steam, electricity, etc.) and an increase in production capacity, creating a substantial economic benefit.

•

In aftersales service, we continued to leverage on our national service network to capture market opportunities from our existing client base, responding to various services and replacement demands in order to safeguard their production. Our consistent high-quality delivery continues to be well regarded. We successfully completed a DCS replacement and upgrade project for an existing client for its 5 million tons per year oil refining capacity. The project encompassed software/hardware upgrades, information security deployment, etc., delivering improved system performance and reliability.

Hollysys Automation Technologies Ltd March 4, 2021	Page 4

•

In the smart factory business, we continue to actively engage potential clients through various marketing events, gaining an in-depth understanding of market demand. Hollysys continues to develop and improve its value creating solutions driving economic benefit and improved operational safety. Highlights of the past quarter include:

•

Established a cooperative relationship with a client from the chemical sector which the Company and the client aim to collaboratively promote future smart factory upgrades for other clients in the region.

•

Won a smart factory contract for a client from the chemical sector for its organosilicone project. The project covers a comprehensive DCS + SIS + GDS + AMS + ODS control solution as well as the construction of an integrated data platform as the foundation for further digital upgrade initiatives.

•

Won a smart factory contract of an existing client from the power sector on its 2*1000MW power units. The project will cover control level solution such as smart control, equipment diagnosis, smart alarm, etc. and production management level solution.

Rail business finished the quarter with revenue and contract at $81.3 million and $99.9 million, recording 3.1% YOY growth and 4.2% YOY decrease, respectively. For the first half of the fiscal year, Rail revenue and contract achieved 10.9% and 0.6% YOY decrease, respectively.

•

In high-speed rail (“HSR”) sector, with the rail-road construction progress, we continued to sign new contracts, deliver on existing projects, maintaining our position in existing product lines and exploring opportunities in new market lines. We have also been devoting consistent R&D resources to key technologies with the intention of expanding our solution capabilities and to drive our future performance. Highlights of the quarter include:

•	Won the bid for 50 sets (out of the total package of 166 sets) of ATP for C3 (350km) China Standard High-speed train during the quarter.

Hollysys Automation Technologies Ltd March 4, 2021	Page 5

•

Completed the delivery of several projects where the Company provided on-ground solutions such as TCC (Train Control Center), RBC (Radio Block Center) and TSRS (Temporary Speed Restriction), etc., and our high quality engineering continues to be recognized by our clients. Some of the completed projects include Weifang-laixi high-speed railway, Taiyuan-Jiaozuo session of Zhengzhou-Taiyuan high-speed railway and Shaanxi session of the Xi ‘an-Yinchuan high-speed railway, etc.

•

Signed a regular speed track circuit contract for the Xingguo-Quanzhou railway Ninghua-Quanzhou session, the railway connects Jiangxi Province and Fujian Province. The contract marks another step forward for the Company in the regular speed track circuit market.

•

In subway sector, the Company provided several lines to which SCADA solution was put into operation in the quarter, including Phase 3 of Shenzhen Subway line 2, Phase 1 of Shenzhen Subway line 8 and line 2 of Hohhot Subway. Our role in those projects covered product provision, system integration and debugging, and our delivery quality continued to be trusted by our clients.

•

In aftersales business, we continued to strengthen local service network, to expand service solution and to develop technology-and-service-centered service for better differentiation. In HSR sector, we continued to respond to demand including advanced maintenance, system and software upgrade and part component sales, as well as total replacement. Our service capability continued to be highly recognized by our clients.

•

Following the breakthrough contract of smart highway solution in the previous quarter, we continued to get actively involved in marketing events for further market opportunities. Meanwhile, as an experienced and responsible player in the railway industry, we took part in the national initiatives on industry-education integration, and we jointly established Hollysys Institute of Railway Industry with a local vocational technical institute from Nanjing city this quarter. We expect to join hands with more railway transit schools in the future and, leveraging on our market experience, we hope to contribute more to the talent raising of the industry as well as deeper industry-education collaboration.

Hollysys Automation Technologies Ltd March 4, 2021	Page 6

Mechanical and Electrical Solutions (“M&E”) business finished the quarter with revenue and contract at $21.2 million and $22.3 million, recording 3.8% YOY decrease and 86.7% YOY increase respectively. For the first half of the fiscal year, M&E revenue and contract achieved 11.1% YOY growth and 23.9% YOY decrease, respectively.

COVID-19 remains a challenge to M&E and overseas business. We will keep monitoring the impact on this sector and risk control remains to be the key focus.

Second Quarter and First Half Year Ended December 31, 2020 Unaudited Financial Results Summary

(In USD thousands, except for number of shares and per share data)
	Three months ended			Six months ended
	December 31, 2020	December 31, 2019	% Change	December 31, 2020	December 31, 2019	% Change
Revenues	$195,328	170,109	14.8%	$324,795	293,338	10.7%
Integrated solutions contracts revenue	$142,468	129,675	9.9%	$248,174	234,141	6.0%
Products sales	$8,458	6,539	29.3%	$15,026	12,661	18.7%
Service rendered	$44,402	33,895	31.0%	$61,595	46,536	32.4%
Cost of revenues	$121,630	108,278	12.3%	$207,520	185,049	12.1%
Gross profit	$73,698	61,831	19.2%	$117,275	108,289	8.3%
Total operating expenses	$39,409	28,511	38.2%	$61,964	51,803	19.6%
Selling	$10,260	10,392	(1.3)%	$18,435	17,670	4.3%
General and administrative	$13,641	10,591	28.8%	$23,819	21,184	12.4%
Research and development	$18,620	13,806	34.9%	$28,601	22,748	25.7%
VAT refunds and government subsidies	$(3,112)	(6,278)	(50.4)%	$(8,890)	(9,799)	(9.3)%
Income from operations	$34,289	33,320	2.9%	$55,311	56,486	(2.1)%
Other income, net	$1,545	1,301	18.8%	$2,774	3,327	(16.6)%
Foreign exchange (loss) gain	$(3,345)	(59)	5981.8%	$(5,668)	545	(1140.0)%
Gains on disposal of investments in an equity investee	$—	—	—	$—	5,763	(100)%
Share of net income of equity investees	$2,768	1,997	38.6%	$4,659	3,538	31.7%
Dividend income from equity security investments	$3	1,145	(99.7)%	$3	1,145	(99.7)%
Interest income	$2,922	3,099	(5.7)%	$6,720	6,128	(9.7)%
Interest expenses	$(141)	(6)	2250.0%	$(277)	(119)	132.8%
Income tax expenses	$5,906	6,792	(13.0)%	$10,666	13,001	(18.0)%
Net loss attributable to non—controlling interests	$(71)	(151)	(53.0)%	$(151)	(125)	20.8%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$32,206	34,156	(5.7)%	$53,006	63,937	(17.1)%
Non-GAAP basic EPS	$0.53	0.56	(5.4)%	$0.88	1.06	(17.0)%
Non-GAAP diluted EPS	$0.53	0.56	(5.4)%	$0.87	1.06	(17.9)%
Share-based compensation expenses	$763	15	4986.7%	$938	40	2247.5%
Amortization of acquired intangible assets	$79	75	5.3%	$155	151	2.6%
GAAP Net income attributable to Hollysys Automation Technologies Ltd.	$31,364	34,066	(7.9)%	$51,913	63,746	(18.6)%
GAAP basic EPS	$0.52	0.56	(7.1)%	$0.86	1.05	(18.1)%
GAAP diluted EPS	$0.51	0.56	(8.9)%	$0.86	1.05	(18.1)%
Basic weighted average common shares outstanding	60,500,387	60,538,111	(0.1)%	60,498,431	60,504,151	0.0%
Diluted weighted average common shares outstanding	60,933,785	60,552,527	0.6%	60,693,633	60,517,798	0.3%

Hollysys Automation Technologies Ltd March 4, 2021	Page 7

Operational Results Analysis for the Second Quarter Ended December 31, 2020

Compared to the second quarter of the prior fiscal year, the total revenues for the three months ended December 31, 2020 increased from $170.1 million to $195.3 million, represented an increase of 14.8%. Broken down by revenue type, integrated contracts revenue increased by 9.9% to $142.5 million, products sales revenue increased by 29.3% to $8.5 million, and services revenue increased by 31.0% to $44.4 million.

Hollysys Automation Technologies Ltd March 4, 2021	Page 8

The Company’s total revenues can also be presented in segments as shown in the following chart:

(In USD thousands)
	Three months ended December 31,				Six months ended December 31,
	2020		2019		2020		2019
	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	92,889	47.6%	69,291	40.7%	174,819	53.8%	133,927	45.6%
Rail Transportation Automation	81,269	41.6%	78,823	46.3%	109,965	33.9%	123,399	42.1%
Mechanical and Electrical Solution	21,170	10.8%	21,995	13.0%	40,011	12.3%	36,012	12.3%
Total	195,328	100.0%	170,109	100.0%	324,795	100.0%	293,338	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 37.7% for the three months ended December 31, 2020, as compared to 36.3% for the same period of the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 28.0%, 85.6% and 59.8% for the three months ended December 31, 2020, as compared to 28.0%, 66.4% and 62.6% for the same period of the prior year, respectively. The gross margin fluctuated mainly due to the different revenue mix with different margins. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 37.7% for the three months ended December 31, 2020, as compared to 36.3% for the same period of the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered was 27.9%, 85.6% and 59.8% for the three months ended December 31, 2020, as compared to 27.9%, 66.4% and 62.6% for the same period of the prior year, respectively.

Selling expenses were $10.3 million for the three months ended December 31, 2020, represented a decrease of $0.1 million or 1.3% compared to $10.4 million for the same quarter of the prior year. Presented as a percentage of total revenues, selling expenses were 5.3% and 6.1% for the three months ended December 31, 2020, and 2019, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $13.6 million for the quarter ended December 31, 2020, represented an increase of $3.1 million or 28.8% compared to $10.6 million for the same quarter of the prior year. Presented as a percentage of total revenues, non-GAAP G&A expenses were 7.0% and 6.2% for quarters ended December 31, 2020 and 2019, respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $14.4 million and $10.6 million for the three months ended December 31, 2020 and 2019, respectively.

Hollysys Automation Technologies Ltd March 4, 2021	Page 9

Research and development expenses were $18.6 million for the three months ended December 31, 2020, represented an increase of $4.8 million or 34.9% compared to $13.8 million for the same quarter of the prior year, mainly due to increased research and development activities. Presented as a percentage of total revenues, R&D expenses were 9.5% and 8.1% for the quarter ended December 31, 2020 and 2019, respectively.

The VAT refunds and government subsidies were $3.1 million for three months ended December 31, 2020, as compared to $6.3 million for the same period in the prior year, represented a $3.2 million or 50.4% decrease, which was primarily due to decrease of the VAT refunds.

The income tax expenses and the effective tax rate were $5.9 million and 15.9% for the three months ended December 31, 2020, respectively, as compared to $6.8 million and 16.7% for comparable prior year period, respectively. The effective tax rate fluctuated mainly due to the different pre-tax income mix with different tax rates, as the Company’s subsidiaries are subject to different tax rates in various jurisdictions.

The non-GAAP net income attributable to Hollysys, which excludes the non-cash share-based compensation expenses calculated based on the grant-date fair value of shares or options granted, amortization of acquired intangible assets, and fair value adjustments of a bifurcated derivative, was $32.2 million or $0.53 per diluted share based on 60.9 million diluted weighted average ordinary shares outstanding for the three months ended December 31, 2020. This represents a 5.7% decrease from $34.2 million or $0.56 per share based on 60.6 million diluted weighted average ordinary shares outstanding reported in the comparable prior year period. On a GAAP basis, net income attributable to Hollysys was $31.4 million or $0.51 per diluted share represented a decrease of 7.9% from $34.1 million or $0.56 per diluted share reported in the comparable prior year period.

Hollysys Automation Technologies Ltd March 4, 2021	Page 10

Contracts and Backlog Highlights

Hollysys achieved $193.6 million of new contracts for the three months ended December 31, 2020. The backlog as of December 31, 2020 was $601.3 million. The detailed breakdown of new contracts and backlog by segments is shown below:

	New contracts achieved		Backlog
	for the three months ended December 31, 2020		as of December 31, 2020
	(In USD thousands)	% to Total Contract	(In USD thousands)	% to Total Backlog
Industrial Automation	71,351	36.8%	234,213	39.0%
Rail Transportation	99,879	51.7%	273,298	45.5%
Mechanical and Electrical Solutions	22,345	11.5%	93,745	15.5%
Total	193,575	100.0%	601,256	100.0%

Cash Flow Highlights

For the three months ended December 31, 2020, the total net cash inflow was $33.6 million. The net cash provided by operating activities was $33.4 million. The net cash provided by investing activities was $0.4 million and mainly consisted of 2.8 million purchases of property, plant and equipment, and $35.9 million purchases of short-term investments, which were partially offset by $39.1 million of matured short-term investments The net cash used in financing activities was $12.1 million and mainly consisted of $12.1 million payment of dividends.

Balance Sheet Highlights

The total amount of cash and cash equivalents were $356.9 million, $321.6 million, and $403.9 million as of December 31, 2020, September 30, 2020 and December 30, 2019, respectively.

For the three months ended December 31, 2020, DSO was 142 days, as compared to 137 days for the comparable prior year period and 185 days for the last quarter; and inventory turnover was 40 days, as compared to 39 days for the comparable prior year period and 58 days for the last quarter.

Hollysys Automation Technologies Ltd March 4, 2021	Page 11

Conference Call

The Company will host a conference call at 8:00 pm March 4, 2021 U.S. Eastern Time / 9:00 am March 5, 2021 Beijing Time, to discuss the financial results for fiscal year 2021 second quarter ended December 31, 2020 and business outlook.

Joining the Conference Call:

1. Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID.

2. In the 10 minutes prior to the call start time, you will need to use the conference access information provided in the email received at the point of registering.

Note: Due to regional restrictions some participants may receive operator assistance when joining this conference call and will not be automatically connected.

Helpful keypad commands:

*0 - Operator assistance

*6 - Self mute/unmute

Direct Event online registration: http://apac.directeventreg.com/registration/event/8870789

Please use Conference ID 8870789 for entry if the link fails to lead directly to the registration page.

Hollysys Automation Technologies Ltd March 4, 2021	Page 12

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies Ltd March 4, 2021	Page 13

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In USD thousands except for number of shares and per share data)

	Three months ended December 31,		Six months ended December 31,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Integrated solutions contracts revenue	$142,468	$129,675	$248,174	$234,141
Products sales	8,458	6,539	15,026	12,661
Revenue from services	44,402	33,895	61,595	46,536

Total net revenues	195,328	170,109	324,795	293,338

Costs of integrated solutions contracts	102,656	93,485	181,737	163,985
Cost of products sold	1,218	2,199	2,947	3,430
Costs of services rendered	17,835	12,669	22,991	17,785

Gross profit	73,619	61,756	117,120	108,138

Operating expenses
Selling	10,260	10,392	18,435	17,670
General and administrative	14,404	10,606	24,757	21,224
Research and development	18,620	13,806	28,601	22,748
VAT refunds and government subsidies	(3,112)	(6,278)	(8,890)	(9,799)

Total operating expenses	40,172	28,526	62,903	51,843

Income from operations	33,447	33,230	54,217	56,295
Other income, net	1,545	1,301	2,774	3,327
Foreign exchange (loss) gain	(3,345)	(59)	(5,668)	545
Gains on disposal of investments in an equity investee	—	—	—	5,763
Share of net income of equity investees	2,768	1,997	4,659	3,538
Dividend income from equity security investments	3	1,145	3	1,145
Interest income	2,922	3,099	6,720	6,128
Interest expenses	(141)	(6)	(277)	(119)

Income before income taxes	37,199	40,707	62,428	76,622
Income taxes expenses	5,906	6,792	10,666	13,001

Net income	31,293	33,915	51,762	63,621

Net loss attributable to non-controlling interests	(71)	(151)	(151)	(125)

Net income attributable to Hollysys Automation Technologies Ltd.	$31,364	$34,066	$51,913	$63,746

Other comprehensive income (loss), net of tax of nil
Translation adjustments	44,703	20,921	83,652	(13,253)

Comprehensive income	75,996	54,836	135,414	50,368

Less: comprehensive (loss) income attributable to non-controlling interests	(28)	977	52	951

Comprehensive income attributable to Hollysys Automation Technologies Ltd.	$76,024	$53,859	$135,362	$49,417

Net income per ordinary share:
Basic	0.52	0.56	0.86	1.05
Diluted	0.51	0.56	0.86	1.05

Shares used in net income per share computation:
Basic	60,500,387	60,538,111	60,498,431	60,504,151
Diluted	60,933,785	60,552,527	60,693,633	60,517,798

Hollysys Automation Technologies Ltd March 4, 2021	Page 14

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In USD thousands except for number of shares and per share data)

	Dec- 31, 2020	Sep- 30, 2020
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$356,904	$321,641
Short-term investments	340,904	330,432
Restricted cash	9,210	11,827
Accounts receivable, net of allowance for credit losses of $64,777 and $54,069 as of December 31, 2020 and September 30, 2020, respectively	326,606	268,270
Costs and estimated earnings in excess of billings, net of allowance for credit losses of $12,322 and $8,185 as of December 31, 2020 and September 30, 2020, respectively	211,630	189,834
Accounts receivable retention	4,521	5,227
Other receivables, net of allowance for credit losses of $6,508 and $6,382 as of December 31, 2020 and September 30, 2020, respectively	27,712	28,408
Advances to suppliers	16,700	18,614
Amounts due from related parties	24,498	22,222
Inventories	35,898	56,805
Prepaid expenses	1,009	654
Income tax recoverable	7	87

Total current assets	1,355,599	1,254,021

Non-current assets
Restricted cash	21,512	20,558
Costs and estimated earnings in excess of billings	578	1,771
Accounts receivable retention	5,135	5,559
Prepaid expenses	1	8
Property, plant and equipment, net	88,364	84,261
Prepaid land leases	16,716	16,168
Intangible assets, net	1,618	1,665
Investments in equity investees	50,026	45,814
Investments securities	5,018	4,816
Goodwill	1,580	1,516
Deferred tax assets	15,237	10,738
Operating lease right-of-use assets	7,483	6,496

Total non-current assets	213,268	199,370
Total assets	1,568,867	1,453,391

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of long-term loans	326	334
Accounts payable	139,701	129,336
Construction costs payable	3,804	1,762
Deferred revenue	185,418	161,692
Accrued payroll and related expenses	30,305	21,766

Hollysys Automation Technologies Ltd March 4, 2021	Page 15

Income tax payable	11,090	7,021
Warranty liabilities	7,474	6,074
Other tax payables	13,306	4,129
Accrued liabilities	36,081	36,738
Amounts due to related parties	3,959	3,394
Operating lease liabilities	2,896	2,211

Total current liabilities	434,360	374,457

Non-current liabilities
Accrued liabilities	3,966	3,000
Long-term loans	15,773	15,885
Accounts payable	1,854	3,221
Deferred tax liabilities	14,892	14,307
Warranty liabilities	3,003	1,847
Operating lease liabilities	4,227	3,901

Total non-current liabilities	43,715	42,161
Total liabilities	478,075	416,618

Commitments and contingencies	—	—
Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 60,855,099 shares and 60,537,099 shares issued and outstanding as of December 31, 2020 and September 30, 2020	61	61
Additional paid-in capital	224,981	224,218
Statutory reserves	58,954	49,423
Retained earnings*	782,408	783,315
Accumulated other comprehensive income (loss)	19,932	(24,728)

Total Hollysys Automation Technologies Ltd. stockholder’s equity	1,086,336	1,032,289
Non-controlling interests	4,456	4,484

Total equity	1,090,792	1,036,773
Total liabilities and equity	$1,568,867	$1,453,391

*	ASC 326 was adopted on July 1, 2020 and resulted in $22,338 adjustment to opening retained earnings

Hollysys Automation Technologies Ltd March 4, 2021	Page 16

HOLLYSYS AUTOMATION TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD thousands).

	Three months ended December 31, 2020 (Unaudited)	Six months ended December 31, 2020 (Unaudited)
Cash flows from operating activities:
Net income	$31,293	$51,762
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,159	4,707
Amortization of prepaid land leases	108	209
Amortization of intangible assets	79	155
Allowance for doubtful accounts	528	1,480
Loss on disposal of property, plant and equipment	(29)	(39)
Share of net income of equity investees	(2,768)	(4,659)
Share-based compensation expenses	763	938
Deferred income tax expenses	(3,648)	(5,011)
Changes in operating assets and liabilities:
Accounts receivable and retention	(51,951)	(77,900)
Costs and estimated earnings in excess of billings	(12,052)	(7,656)
Inventories	22,237	15,597
Advances to suppliers	2,570	1,868
Other receivables	1,716	2,337
Deposits and other assets	(336)	(337)
Due from related parties	(853)	(2,002)
Accounts payable	5,546	13,448
Deferred revenue	16,660	33,623
Accruals and other payables	8,205	8,359
Due to related parties	565	383
Income tax payable	3,801	8,301
Other tax payables	8,666	9,377
Operating lease right-of-use assets	(709)	(1,015)
Operating lease liabilities	861	1,082

Net cash provided by operating activities	33,411	55,007

Cash flows from investing activities:
Purchases of Short-term investments	(35,948)	(144,705)
Purchases of property, plant and equipment	(2,848)	(6,202)
Proceeds from disposal of property, plant and equipment	176	241
Maturity of short-term investments	39,054	153,651

Net cash provided by investing activities	434	2,985

Cash flows from financing activities:
Proceeds from short-term bank loans	237	274
Repayments of short-term bank loans	(213)	(407)
Payment of dividends	(12,107)	(12,107)

Net cash used in financing activities	(12,083)	(12,240)

Effect of foreign exchange rate changes	11,838	22,777

Net increase in cash, cash equivalents and restricted cash	$33,600	68,529
Cash, cash equivalents and restricted cash, beginning of period	$354,026	319,097
Cash, cash equivalents and restricted cash, end of period	387,626	387,626

Hollysys Automation Technologies Ltd March 4, 2021	Page 17

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP cost of integrated contracts”, “Non-GAAP general and administrative expenses”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangible assets, and fair value adjustments of a bifurcated derivative. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of the Company, it has been a common practice for investors to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of the non-GAAP measures with the most directly comparable U.S. GAAP measures for the periods indicated:

(In USD thousands, except for number of shares and per share data)
	Three months ended December 31,		Six months ended December 31,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of integrated solutions contracts	$102,656	$93,485	$181,737	$163,985
Less: Amortization of acquired intangible assets	79	75	155	151

Non-GAAP cost of integrated solutions contracts	$102,577	$93,410	$181,582	$163,834

General and administrative expenses	$14,404	$10,606	$24,757	$21,224
Less: Share-based compensation expenses	763	15	938	40

Non-GAAP general and administrative expenses	$13,641	$10,591	$23,819	$21,184

Net income attributable to Hollysys Automation Technologies Ltd.	$31,364	$34,066	$51,913	$63,746

Add:
Share-based compensation expenses	763	15	938	40
Amortization of acquired intangible assets	79	75	155	151

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$32,206	$34,156	$53,006	$63,937

Weighted average number of basic ordinary shares	60,500,387	60,538,111	60,498,431	60,504,151
Weighted average number of diluted ordinary shares	60,933,785	60,552,527	60,693,633	60,517,798
Non-GAAP basic earnings per share	$0.53	$0.56	$0.88	$1.06

Non-GAAP diluted earnings per share	$0.53	$0.56	$0.87	$1.06